Exxon Mobil Corporation

Henry H. Hubble

5959 Las Colinas Boulevard

Vice President, Investor Relations

Irving, TX 75039

and Secretary

ExxonMobil

September 28, 2007

Ms. Mellissa Duru

Attorney Advisor

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2007

File No. 333-128750

Dear Ms. Duru:

On behalf of Exxon Mobil Corporation, please find enclosed our responses to your comments regarding the above filing set forth in your letter of August 21, 2007.  Our responses are numbered to correspond to the numbered comments in your letter.

We also acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire clarification of our responses, please direct any questions to Mr. Randy Powers, Manager, Compensation, Benefit Plans & Policies, at 972-444-1896.

Very truly yours,

By:

/s/ Henry H. Hubble

----------------------------------------

Name:

Henry H. Hubble

Title:

Vice President, Investor Relations

and Secretary

Attachment

ExxonMobil’s Response to the

Comments Included in the SEC Letter of August 21, 2007

Compensation Committee, page 8

1.

We refer you to Instruction 1 to Item 402(b) and Item 402(b)(2)(x) of Regulation S-K. While you reference the use of tally sheets by the committee, you have not provided sufficient disclosure regarding the importance or relative weight of the tally sheets when used by the compensation committee. If material to an understanding of the compensation awarded, address all material items considered on a tally sheet and the relative importance of the sheets in the awarding of compensation in a given year. Please also disclose for each named executive officer the material items on the officer's tally sheet that directly impacted the awards made to the officer in a given year.

We confirm that all material items considered on our tally sheets are described on page 8 of the 2007 proxy statement.  As also disclosed on that page, the Compensation Committee primarily uses tally sheets to assess total compensation for each Named Executive Officer.

To address your comments, in future filings we will provide additional detail regarding the Compensation Committee's use of tally sheets.  Based on current practice such additional disclosure would be substantially as follows:

"The Compensation Committee uses tally sheets for the following principal purposes:

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To ensure the Committee is fully informed of the impact on total compensation for each senior executive of the Committee's decisions regarding individual elements of compensation;

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To gauge total compensation for each senior executive against publicly-available data for comparable positions at comparator companies; and

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To confirm that equity compensation represents a substantial portion of each senior executive's total compensation."

Because the Compensation Committee uses tally sheets to measure the overall effect of their decisions rather than to formulate those decisions, tally sheets normally do not have a direct impact on the awards made to an executive in a particular year.  To the extent consideration of tally sheets in a future year does materially impact elements of a Named Executive Officer’s compensation, we will disclose that fact in future filings.

Compensation Discussion And Analysis, page 19

2.

While disclosure of the overall business model and results achieved during fiscal 2006 is important to provide context to the disclosure regarding compensation, please revise to concisely and clearly describe the material elements of your compensation program. As such, rather than providing a two-page matrix of long-term strategies and results achieved in a given year, revise your disclosure to succinctly and more precisely clarify which business results or which specific elements of your business model were considered in establishing the compensation awarded to each of the named executive officers.

To address your comments, in future filings we will provide a more summarized overview of our business model and compensation program structure, highlighting:

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The key aspects of our business environment that are most important to an understanding of our compensation program, which are long investment horizons; the large size of required investments; the worldwide scope of our operations; and the commodity-based cyclicality of our businesses;

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The key business strategies we pursue in order to generate long-term growth in shareholder value in this environment, which include discipline and long-term focus in making investments; operational excellence; and generating industry-leading returns and superior cash flow; and

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The four key elements of our compensation program that support these strategies, which are a long-term career orientation; base salary that rewards individual experience and performance; annual bonus grants based on individual experience and performance as well as performance of the business; and payment of a large portion of executive compensation in the form of stock with long mandatory holding periods.

As discussed in response to comment 5, we will also reorganize the more detailed discussion of our compensation program structure and objectives so that it more clearly ties to the four key elements identified in this introductory summary.

To further address your comments, in future filings we will also provide a more summarized overview of the business results considered by the Compensation Committee.  For example, the results outlined on pages 22 and 23 of the 2007 proxy statement could be summarized as total shareholder return; net income; return on capital employed; cash returned to shareholders; safety, health, and environmental performance; and operating performance of the Upstream, Downstream, and Chemical segments.

As described on page 21 of the 2007 proxy statement,

" ... the corporation does not use specific quantitative targets or formulas to assess executive performance or determine compensation.  Formula based performance assessments and compensation typically require emphasis on two or three business metrics.  However, for the Company to be an industry leader and effectively manage the technical complexity and global scope of ExxonMobil, the Named Executive Officer must advance multiple strategies and objectives in parallel, versus emphasizing one or two at the expense of others that require equal attention."

The Compensation Committee considers these factors in the aggregate and over multiple years.  That consideration forms the context within which the Compensation Committee then assesses the individual performance of each Named Executive Officer, taking into account each officer's experience and level of responsibility (see response to comment 8).   It would therefore not be accurate to tie any particular business results to any element of compensation of a particular Named Executive Officer.  However, to the extent that in future years the Compensation Committee deems particular results to be of significance for purposes of assessing a particular Named Executive Officer's performance or determining such executive’s compensation, we will disclose that fact.

3.

Instruction 2 to Item 402(b) of Regulation S-K notes that the discussion in the Compensation Discussion and Analysis section may address, among other things, specific decisions made or actions taken during the last fiscal year that are material to an understanding of the compensation awarded to an executive officer during the last fiscal year. In addition, the instruction notes that in certain situations, discussion of prior years may be necessary in order to give context to the disclosure provided with respect to the most recent fiscal year. We note the omission of any discussion regarding the succession of Mr. Tillerson to the position of chief executive officer in fiscal 2006 and of how his compensation was structured relative to his predecessor or vis-à-vis the other named executive officers. Disclosure of changes to the compensation (both form and type) awarded in the prior fiscal year or that can be earned by Mr. Tillerson in future years as compared to the compensation awarded to Mr. Raymond, the prior Chief Executive Officer, would appear to be material information relevant to a shareholder's understanding of the compensation awarded to Mr. Tillerson and the company's compensation objectives overall. Please revise your disclosure accordingly.

There were no changes in the forms or types of compensation awarded to Mr. Tillerson resulting from his election as Chairman, nor were there changes in the forms or types of compensation paid to Mr. Tillerson vis-à-vis his predecessor Mr. Raymond.  The lower level of Mr. Tillerson's current compensation as compared to Mr. Raymond's final compensation reflects differences in each executive's level of experience at different points in time.  Specifically, at year-end 2006 Mr. Tillerson had one year of experience as CEO.  At the time of his retirement,  Mr. Raymond had served very successfully as CEO for over 12 years.  Mr. Tillerson's future compensation is unknown at the present time.  As was the case for Mr. Raymond, and as is the case for ExxonMobil’s other current executives, Mr. Tillerson’s future compensation will depend upon his future performance as assessed by the Compensation Committee in the context of ExxonMobil's future overall business results.

Accordingly, we do not believe the 2007 proxy statement omits any material information relevant to a shareholder's understanding of the compensation awarded to Mr.Tillerson or the company's compensation objectives overall.  However, to address your comments, in future filings we will include additional disclosure clarifying the consistent nature of our compensation and benefits program substantially as follows:

“All U.S. executives, including the CEO and the other Named Executive Officers, are in the same salary, incentive and retirement programs.  Within these programs, the compensation of individual executives is differentiated on the basis of the individual's experience, level of responsibility, and performance assessment.  Consistent with our career orientation, high performing executives typically earn substantially higher levels of compensation in the final years of their careers than in the earlier years.  This pay practice reinforces the need for long-term focus in making decisions key to our business success.  Also, because our compensation program emphasizes individual experience and long-term performance, executives holding similar positions may receive substantially different levels of compensation.”

4.

We direct you to Item 407(e)(3)(iii) of Regulation S-K. Please revise your disclosure to more fully describe the material elements of the role of the compensation consultants retained by the company. Please disclose the nature and scope of their respective assignments and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties.

As disclosed on page 8 of the 2007 proxy statement, the Compensation Committee's consultant, Pearl Meyer & Partners, "provides the Committee with a perspective on the structure and competitive standing of the ExxonMobil compensation program for senior executives."  To address your comments, in future filings we will provide additional detail regarding specific services provided by the consultant.  Based on the consultant's current role, such additional disclosure would be substantially as follows:

"At the direction of the Chair of the Compensation Committee, Pearl Meyer & Partners provides the following services:

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Attends meetings of the Compensation Committee

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Makes an annual presentation to the Compensation Committee regarding executive compensation trends and issues and providing a perspective on the structure and competitive standing of ExxonMobil's compensation program for senior executives;

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Participates in the Committee's deliberations regarding compensation for Named Executive Officers; and

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Prepares the analysis of comparator company compensation used by the Compensation Committee.

In addition, at the direction of the Chair of the Board Affairs Committee, Pearl Meyer & Partners provides an annual survey of non-employee director compensation for use by that Committee."

As disclosed on page 8, the Compensation Committee has only one consultant and the consultant conducts no other work for the company.

5.

We refer you to Item 402(b)(1)(i) of Regulation S-K which requires disclosure of the company's compensation program objectives. You state on page 19 your business objective. You also provide disclosure of broad general objectives for executive performance and development as well as what appear to be compensation program objectives. Please reconcile your disclosure on page 19 with disclosure on page 25 in which you appear to articulate additional objectives of the compensation program. Please revise your discussion to clearly identify at the forefront of the Compensation Discussion and Analysis, the principal objectives of your compensation program.

The material contained under the captions "Career Orientation," "Salaries," “Annual Bonus," "Restricted Stock," and "Pension and Savings Plans" on pages 25 through 27 of the 2007 proxy statement provide additional detail as to how we implement the four principal compensation program objectives listed on page 19.

To address your comments, in future filings we will revise the Compensation Discussion & Analysis section so that the detailed discussion of  program objectives appears in closer proximity to the summary overview of those objectives and will organize the detailed discussion under headings that more clearly tie to the overview.  See also the response to comment 2.

6.

Although you disclose that the board does not use "specific quantitative targets or formulas to assess executive performance or determine compensation," you also disclose that an executive's performance must be "high" in all key performance areas in order for the executive to receive an overall "superior evaluation." You subsequently disclose on page 24 that named executive officers are expected to perform at the "highest" levels or are replaced. Your references to the high standard of performance expected of the named executive officers suggests that some consideration is given to quantitative and qualitative factors and/or targets that are insufficiently disclosed and explained in your discussion. See Items 402(b)(2)(v)-(vi) of Regulation S-K. Additionally, rather than stating that the company chooses not to focus on "specific" targets or formulas, disclose any targets or formulas used to determine the compensation awarded to executives during the last fiscal year. To the extent you believe that disclosure of these targets is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

We confirm that the Compensation Committee does not use formulas or targets.  In particular, we confirm that the assessment of individual executive performance, including judgments as to whether an executive has performed at a high level, are made on a subjective basis.

To provide context for these judgments, the Compensation Committee considers quantitative and qualitative historical results.  Results considered by the Compensation Committee in 2006 are listed on pages 22 and 23 of the 2007 proxy statement.  Against that background, the Compensation Committee then takes into consideration the experience and level of responsibility of each Named Executive Officer (see response to comment 8) and makes judgments regarding individual performance and appropriate compensation.  We disclose the fundamentally subjective nature of this process throughout the Compensation Discussion & Analysis (see pages 21, 23, 24, 25, 27, 28, and 29 of the 2007 proxy statement).

We confirm that statements in the 2007 proxy statement that the company does not use "specific" targets or formulas mean the company does not use any targets or formulas.  To address your comments, in future filings we will revise such statements accordingly.

We further confirm that, since we do not have undisclosed targets, analysis as to whether disclosure of targets could result in competitive harm is inapplicable to ExxonMobil.

Salaries, page 25

7.

We note disclosure in the narrative to the summary compensation table that indicates salary increases for Messrs. Tillerson and Humphreys. Please disclose in greater detail the reasons for the increases in these officers' salaries. For example, provide disclosure of the material terms of Mr. Tillerson's employment agreement and how the terms of such agreement factored into the compensation he was awarded in fiscal 2006 and will be awarded in 2007.

As disclosed on page 31 and again on page 41 of the 2007 proxy statement, ExxonMobil's Compensation Committee believes senior executives should be "at will" employees of the Corporation and accordingly, the CEO and other executive officers do not have employment contracts.

The primary factors differentiating pay levels for Named Executive Officers are experience, level of responsibility, and individual performance.  The analysis of compensation for similar positions at comparator companies also affects the absolute level of each executive's pay.

The 2007 salary increases for Mr. Tillerson and Mr. Humphreys reflect adjustments to the competitive positioning of the base salary program for U.S. executives, taking into account individual experience and level of responsibility.

To address your comments, in future filings we will note the reasons for salary increases for Named Executive Officers.

Compensation Program, page 25

8.

For each named executive officer and for each element of compensation awarded, identify the "individual performance assessments," "experience," and/or "level of responsibility" of a named executive officer that were considered and that determined the actual amount of compensation awarded during fiscal 2006. See Item 402(b)(2)(vii) of Regulation S-K.

The Compensation Committee's assessment of individual performance and determination of individual compensation is a matter of subjective judgment, taking into account the individual's experience and level of responsibility within the context of the Corporation's overall business results.  We believe our response to comment 2 also addresses this aspect of comment 8.

To address your comments concerning individual experience and level of responsibility, in future filings we will provide additional descriptions of the current responsibilities, tenure in the current position, and applicable past experience for each Named Executive Officer.  This will include identification of the Named Executive Officers who serve on the Corporation's management committee and a description of that committee's responsibility for integrating the various aspects of our operations and assisting the CEO.

9.

We direct you to Instructions 1 and 3 of Item 402(b) of Regulation S-K. Revise your discussion to clarify or expand upon the following:

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the other "business performance factors" that determine the size of the bonus pool;

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the specific quantitative limitations you indicate are considered when assessing overall company performance in order to adjust for atypical and volatile changes in performance that are a unique characteristic of the oil and gas industry within which you operate;

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on an individual versus aggregate basis, stock ownership as a percentage of salary of the named executive officers; and,

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the "range of factors" the Compensation Committee takes into consideration when making annual salary and incentive award decisions.

The other "business performance factors" that help determine the size of the bonus pool are the same results described on pages 22 and 23 of the 2007 proxy statement, which the Compensation Committee considers in the aggregate.  To address your comments, in future filings we will clarify this point.

In managing the size of the annual bonus pool to adjust for cyclical volatility (and to reflect the long-term nature of our business), the Compensation Committee uses its judgment.  As disclosed on page 26, the bonus pool for 2006 was increased by less than 2% from the 2005 level, while year-over-year net income increased 9%.  This adjustment reflects a qualitative decision on the part of the Compensation Committee rather than application of any quantitative limitation.  To address your comments, in future filings we will clarify this point.

To address your comments regarding stock ownership, in future filings we will state stock ownership as a percentage of salary for each Named Executive Officer on an individual basis.

The "range of factors" the Compensation Committee takes into consideration when making annual incentive and salary decisions refers to the same results described on pages 22 and 23 of the 2007 proxy statement, which the Compensation Committee considers in the aggregate.  To address your comments, in future filings we will clarify this point.

10. Please revise to clarify your disclosure on page 25 regarding the delayed timing of the annual bonus payment. You state that should the cumulative earnings per share not reach $4.25 within three years, the delayed portion would be "correspondingly reduced" yet also note that it is not the intent of the earnings per share trigger to reduce the amount. Expand to provide an example of when, if ever, the cumulative earnings per share target would not be reached and the bonus amount would be reduced.

To address your comments, in future filings we will revise the description of the deferred element of our annual bonus to provide additional detail substantially as follows:

"The annual bonus program incorporates unique elements that further our compensation objectives of retention and fostering a long-term focus.  Specifically, only half the annual bonus award is paid in the year of grant.  The other half of the annual bonus award is delivered in the form of units that do not pay out until a specified level of cumulative earnings per share is achieved.  For bonus awards in 2006, the trigger for payment of the delayed portion is $4.25 per share.  If cumulative earnings per share do not reach $4.25 within three years, the delayed portion of the bonus would be reduced to an amount equal to the number of units times the actual cumulative earnings per share over the period.  However, the intent of this earnings per share trigger is solely to tie the timing of the bonus payment, not the amount, to the rate of the Corporation's future earnings.  Thus, the trigger is intentionally set at a level that is expected to be achieved within the period."

11.

As noted in Section II.B.1 of Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, please explain why the PFO, given his level of responsibility, was relatively less compensated than other less senior executives. We note disclosure that bonus amounts are awarded by reference to, among other things, the individual officer's "level of responsibility". Similarly, discuss why the total compensation awarded to the chief executive officer is approximately $3.8 million in excess of the next highest paid named executive officer (excluding Mr. Galante).

As noted in response to comments 7 and 8, differences in the compensation of the Named Executive Officers primarily reflect differences in experience and level of responsibility, and may also be influenced by compensation practices at comparator companies.

The lower compensation level of Mr. Humphreys compared to the other Senior Vice Presidents in the 2007 proxy statement, Messrs. McGill and Simon, reflects the fact that Mr. Humphreys first became a Senior Vice President and member of the Corporation’s management committee in 2006. At the time of the 2007 proxy statement Messrs. McGill and Simon had each served as Senior Vice Presidents and members of the management committee for two years and had more total years of company experience than Mr. Humphreys.

The compensation of the CEO as compared to the other Named Executive Officers primarily reflects the greater responsibility carried by the CEO, who has ultimate responsibility for managing the Corporation's business including oversight of the other Named Executive Officers.  The CEO's compensation was also influenced by the Committee's qualitative consideration of comparator company data.

To address your comments, the information to be included in future filings in response to comment 8 will provide more detail concerning the individual experience and level of responsibility for each Named Executive Officer.

Restricted Stock, page 26

12. Note 14 to the financial statements provides information regarding the 2003 Incentive Program of the company, yet there is no discussion identifying this program in the Compensation Discussion and Analysis.  We note that 179,705,000 shares remain available for grant under the program.  If necessary to an understanding of your current, past and prospective compensation program, revise to describe the material components of the program.  Similarly, please clarify how the program has been used in the past to compensate executives (i.e. clarify whether the current awards of restricted stock and prior option awards were made pursuant to the program).

To address your comments, we will include disclosure in future filings substantially as follows:

"All equity awards granted since 2003 are granted under the Corporation's 2003 Incentive Program.  All equity-based awards (including stock options and restricted stock) granted prior to 2003 that remain outstanding (other than awards granted by Mobil Corporation prior to the merger) were granted under the Corporation's 1993 Incentive Program.  No further grants may be made under the 1993 Program."

13. Please supplement your disclosure to identify the purpose for prior awards of "career shares" and the reasons for the apparent discontinuation of the awards of career shares since 2001. If career shares are still capable of being awarded, please disclose this fact.

To address your comments, we will include disclosure in future filings substantially as follows:

"Prior to 2002, ExxonMobil granted career shares to the company's most senior executives.  Career shares, which do not vest until the year following an executive's retirement and are subject to forfeiture on substantially the same terms as our current grants of restricted stock, were intended to help further align the personal financial interests of executives with the long-term interests of shareholders and to help ensure ExxonMobil's ability to retain senior executives for the duration of their careers.  The Corporation ceased granting career shares in 2002 when the Corporation began granting restricted stock to the broader executive population in lieu of stock options.  Restricted stock with long mandatory holding periods achieves the same objectives as career shares and therefore it was unnecessary to grant both career shares and the current form of restricted stock.  Career shares could be granted again in the future under the Corporation’s 2003 Incentive Program but we do not anticipate that any such grants will be made.”

Pension and Savings Plans, page 27

14. We refer you to Item 402(b)(1)(vi) of Regulation S-K. In light of the stated objective of the program to align executive interests with the long-term interests of shareholders, expand your disclosure to discuss why the pension formula is determined through reference to both amounts actually paid (salary and bonus) as well as bonus amounts deferred and that are subject to conditions such as those specified on page 25.

As discussed in response to comment 10, the Compensation Committee determines the amount of each senior executive's bonus on an annual basis and then delivers half that amount through a deferred payment mechanism.  Thus, including the deferred portion in the pension formula at the time of grant rather than payment accurately reflects the amount of the executive's annual salary and bonus.  As disclosed on page 25 of the 2007 proxy statement, the deferred payment mechanism is intended only to tie the timing of the bonus payment, not the amount, to the Corporation's rate of future earnings.  Including the deferred bonus amount in the year of payment would also be impractical since an executive's last deferred bonus will typically not be paid until after retirement.

To address your comments, in future filings we will provide additional detail regarding the calculation of annual bonus for pension purposes substantially as follows:

"The portion of annual bonus subject to deferred payment is included for pension purposes in the year of grant rather than the year of payment because, as described on page __, the amount of the deferred payment is not intended to be at risk."

Benchmarking, page 28

15. Given the variety of companies across the industry against which you benchmark compensation, please disclose how consideration is given to differences amongst the companies in the comparator group and how your analysis adjusts for such differences. See Item 402(b)(2)(xiv) of Regulation S-K.

To address your comments, in future filings we will include additional disclosure substantially as follows:

“For purposes of its analysis, the Compensation Committee does not adjust for differences in the types or nature of businesses.  Consideration is given, however, to the differences in size, scope, and complexity among ExxonMobil and the comparator companies.  This is one of many qualitative factors the Committee considers and is not based on a formula."

16. We note that base salaries are targeted generally in a range "around the median." In subsequent filings, avoid general references and identify the specific targeted percentile of each element of compensation for each named executive officer. Please also disclose the percentiles represented by actual compensation paid for 2006. In addition to disclosing actual compensation awarded relative to a targeted percentile, please identify the named executive officers whose actual compensation falls outside of the targeted percentile range and the reasons for any deviations. See Item 402(b)(2)(xiv) of Regulation S-K.

The Compensation Committee does not target any specific percentile among comparator companies for the purpose of determining compensation levels of the Named Executive Officers.  Rather, the Compensation Committee uses comparator data to help judge whether a Named Executive Officer's total compensation is appropriately positioned relative to competition.

To address your comments, in future filings we will revise our disclosure to provide additional detail regarding the use of comparator company data substantially as follows:

“Consistent with the Corporation’s practice of using well-informed judgment rather than formulas to determine executive compensation, we do not target any particular percentile at which to align compensation.  Whether an executive's total compensation is near, substantially below, or substantially above the comparator group median is a qualitative factor the Compensation Committee considers along with experience, level of responsibility, and performance.”

Accordingly, it would not be accurate to compare our Named Executive Officers' compensation to any comparator percentiles since the Compensation Committee itself does not evaluate comparator company data in that manner.  However, to the extent consideration of comparator data in a future year does materially impact elements of a Named Executive Officer's compensation, we will disclose that fact in future filings.

Termination and Change in Control Benefits, page 41

17. We direct you to Release 33-8732A which references the principles-based model of disclosure upon which the new rule requirements are based. Please revise this section to provide meaningful context to the disclosure provided. For example, supplement your discussion to state whether there have been any changes in the manner in which post-termination payments are made in light of more recent and material termination events involving former executive officers. We note the post-termination amounts paid during 2006 to former executive officer Lee Raymond. To the extent material to a more complete understanding of how post-termination policies may work in practice, revise your disclosure accordingly.

ExxonMobil executive officers are not entitled to any additional payments or benefits relating to termination of employment other than normal retirement benefits disclosed in the preceding tables and accompanying narrative in the 2007 proxy statement.  As we disclose on page 41, executives do not have employment contracts; do not participate in any severance programs; and do not have any benefits that are triggered or subject to acceleration upon a change in control.  Death is the only event that results in acceleration of the stated vesting schedule of our equity awards set forth on page 37.

Also, as discussed in response to comment 3, all U.S. executives participate in the same salary, incentive and retirement programs.  There have been no material changes to such programs relating to any recent termination events involving former executive officers.  The post-termination amounts paid to Mr. Raymond represented the benefits to which he was entitled under ExxonMobil’s existing savings and retirement plans (as disclosed in the 2007 and prior proxy statements) as a result of an exceptionally long and successful tenure at very senior levels of management.  (We note that, in addition to the Pension Table disclosure required under the prior executive compensation disclosure rules, beginning in 2004 we voluntarily disclosed Mr. Raymond's estimated lump-sum pension benefit entitlement.)

As disclosed in the 2006 proxy statement the company entered into a consulting agreement with Mr. Raymond for a limited period of time after his retirement. However, this was a unique arrangement and was not entered into as compensation for Mr. Raymond's service as CEO.  We are not aware of any similar arrangement between the Corporation and any prior CEO and there is no current expectation that a similar agreement would be entered into with respect to any current executive officer.

Accordingly, consistent with the principles-based approach of the new rules, we do not believe there is any additional material information to be disclosed under Item 402(j).  However, as discussed below in response to comment 18, to address your comments we will in future filings revise our disclosure to convey this information more clearly and succinctly.

18. Item 402(j) of Regulation S-K requires quantitative disclosure of the potential payments assuming a triggering event occurred on the last date of the fiscal year. Referring investors to the prior disclosure that is scattered throughout the proxy does not facilitate their understanding of the potential payments that would be triggered upon a termination event. Moreover, provide in a coherent and concise manner, a summary of all the disclosure items, required by Item 402(j) of Regulation S-K. Assuming that the executive officer has not engaged in detrimental activity, revise to include in this section all of the information required by Item 402(j). Consider presenting the disclosure in a tabular format to facilitate readers' comprehension. See generally, Item 402(j)(2) and Instruction 1 to Item 402(j) of Regulation S-K. In addition, we refer you to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please provide analysis of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements.

As discussed above in response to comment 17, ExxonMobil executives do not have employment contracts; do not have a severance program; and have no benefits that would be triggered by a change in control or that would be accelerated upon the occurrence of any event other than death.  The only post-termination benefits to which executives are entitled are the benefits (principally benefits under our defined contribution and defined benefit plans) that are fully disclosed earlier in the proxy statement.  In addition, death is the only event that would accelerate the stated vesting schedule set forth on page 37 of the 2007 proxy statement for our equity awards

We confirm there are no items required by Item 402(j) that have not been disclosed.  Accordingly, consistent with Instructions 3 and 5 to Item 402(j), we do not believe there is any additional quantitative information to be provided in response to this item other than the amount payable in case of death under our executive life insurance/death benefit program, which we quantified on page 43 of the 2007 proxy statement for each Named Executive Officer.  We believe that restating previously disclosed amounts in tabular form in this section could create a false impression that our executives are entitled to additional, enhanced, or accelerated benefits in case of termination, which is not the case.

To address your comments, in future filings we will revise our disclosure with respect to Item 402(j) to be clearer and more succinct substantially as follows:

"Termination and Change in Control Benefits

ExxonMobil executive officers are not entitled to any additional payments or benefits relating to termination of employment other than the retirement benefits previously described in the preceding compensation tables and narrative.  Our executives are "at-will" employees of the Company.  They do not have employment contracts, a severance program, or any benefits triggered by a change in control.  The only event that results in acceleration of the normal payment or vesting schedule of any benefit is death.

As discussed in greater detail above, unexercised stock options, unvested restricted stock, and any unpaid portion of an annual bonus are subject to forfeiture at the discretion of the Compensation Committee if an executive engages in detrimental activity.  These awards are also subject to forfeiture at the discretion of the Compensation Committee if an executive's employment terminates prior to standard retirement time (currently age 65 for U.S. executives), whether such termination is voluntary or involuntary.

In case of death, the vesting period of restricted stock awards would be accelerated and the executive's estate or beneficiaries would be entitled to payment of the life insurance or death benefit described on page __.  At year end 2007, the amount of that benefit for each Named Executive Officer would be as follows:

[data to be provided in future filings]"